May 29, 2019

John Stickel

Attorney-Advisor

AD Office 5 – Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital2, Inc. – Withdrawal of Acceleration Request
Amendment No. 1 to Registration Statement on Form S-1
Filed May 22, 2019
File No. 333-231337

Dear Mr. Stickel:

Reference is made to our letter, filed as correspondence via EDGAR on May 23, 2019, in which the undersigned registrant, GigCapital2, Inc., a Delaware corporation (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 5:00 p.m. Eastern Daylight Time on May 29, 2019, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

GIGCAPITAL2, INC.

By:	/s/ Avi S. Katz
Avi S. Katz
Chief Executive Officer

cc:	Jeffrey C. Selman
Renée C. Delphin-Rodriguez
Jason Simon
Alan Annex